April 16, 2014
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Ron Alper

Re:	North Bay Resources, Inc. Preliminary Schedule 14C Information Statement Filed March 25, 2014 File No. 000-54213

Dear Mr. Alper:

We are counsel to North Bay Resources, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated April 11, 2014 (the “Comments”) relating to the Company’s Preliminary Information Statement on Schedule 14C filed on March 25, 2014 (the “Schedule 14C”) and to the Company’s response letter filed on April 4, 2014.  Set forth below are the Company’s responses to the Staff’s comments.

Information Statement on Schedule 14C Filed March 25, 2014

1.
We note your response letter dated April 4, 2014 and the draft disclosure stating that you have no plans to issue additional shares. Please revise to state, if true, that based on your current share price you will need the additional shares being authorized for the Tangiers equity line in the event you put shares totaling $10 million. Please also revise to provide tabular disclosure of potential dilution based on hypothetical decreases in your stock price, for example at 25%, 50% and 75% of your current share price. Alternatively, if you believe your current number of authorized shares would allow you to access the full $10 million even assuming a significant drop in your share price, please provide us with an explanation of your calculation.

Response:

The Company will alter its disclosures upon filing its Definitive Information Statement on Schedule 14C as follows such that the disclosure under the heading “Outstanding Shares and Purpose of Amendment” and “Effects of the Increase in Authorized common stock” will read, in its entirety, as follows:

“Outstanding Shares and Purpose of the Amendment

Our certificate of incorporation currently authorizes us to issue a maximum of 250,000,000 shares of common stock, par value $0.001 per share.  As of the date of this information statement, we have 162,827,996 shares of common stock issued and outstanding.

The board of directors (the “Board”) believes that the increase in our authorized common stock will provide the Company greater flexibility with respect to the Company’s capital structure for purposes including additional equity financings and stock based acquisitions.

Effects of the Increase in Authorized common stock

The additional shares of common stock will have the same rights as the presently authorized shares of common stock, including the right to cast one vote per share of common stock. Although the authorization of additional shares will not, in itself, have any effect on the rights of any holder of our common stock, the future issuance of additional shares of common stock (other than by way of a stock split or dividend) would have the effect of diluting the voting rights and could have the effect of diluting earnings per share and book value per share of existing stockholders.

The board of directors expects to issue some or all of the additional shares of common stock authorized by the Amendment, as needed, for existing obligations as disclosed in the Company’s annual and quarterly reports, and our registration statements on Form S-1. It is also possible that some of these additional shares could be used in the future for various other purposes without further stockholder approval, except as such approval may be required in particular cases by our charter documents, applicable law or the rules of any stock exchange or other quotation system on which our securities may then be listed. These purposes may include: conversion of debt to equity, raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies, and expanding the Company’s business or product lines through the acquisition of other businesses or products.

On October 7, 2009, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Tangiers Investors, LP (“Tangiers”) through which the Company may, at its discretion, periodically sell to Tangiers shares of its common stock for a total purchase price of up to $10,000,000. To date, we have drawn $2,041,800 from this facility and issued an aggregate of 45,094,833 shares, leaving $7,958,200 remaining to be drawn if the entire $10,000,000 available to us is to be received.  We filed a Registration Statement on Form S-1 on March 18, 2014 to register another 29,463,118 shares for issuance under this facility.  Tangiers may ultimately purchase all, some or none of the 29,463,118 shares of common stock not yet issued but registered in such offering. However, we have the right to control the timing and amount of any sales of our shares to Tangiers and we may terminate the Securities Purchase Agreement at any time at our discretion without any penalty or cost to us.  As we may continue to draw down on this facility, we may need to issue a greater number of shares of common stock under the Securities Purchase Agreement, which in turn would expose our existing stockholders to greater dilution.

We could also use the additional shares of common stock that will become available pursuant to the Amendment to oppose a hostile takeover attempt or to delay or prevent changes in control or management of the Company. Although the Board’s approval of the Amendment was not prompted by the threat of any hostile takeover attempt (nor is the Board currently aware of any such attempts directed at the Company), nevertheless, stockholders should be aware that the Amendment could facilitate future efforts by us to deter or prevent changes in control of the Company, including transactions in which stockholders of the Company might otherwise receive a premium for their shares over then current market prices.

It is possible that we may have to again increase our Authorized share limit in the future if the current amount is deemed insufficient  To illustrate the potential dilution if we are to receive the entire $7,958,200 remaining to be drawn if the entire $10,000,000 available to us from Tangiers is to be received, the following table shows the number of shares that will have to be issued at our current share price, assuming an average maximum discount of 18% if we are to draw the maximum available on each draw, and the number of shares that will need to then be issued if our share price decreases by as much as 75%.

	Current share price	25% decrease in share price	50% decrease in share price	75% decrease in share price

Share price	$0.0225	$0.016875	$0.01125	$0.005625
Issuance share price at maximum average 18% discount	$0.01845	$0.0138375	$0.009225	$0.0046125
Maximum draw remaining	$7,958,200	$7,958,200	$7,958,200	$7,958,200
Potential share issuance	431,338,753	575,118,338	862,677,507	1,725,355,014
Percentage increase from current outstanding shares	265%	353%	530%	1060%
“

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-2176.

Very Truly Yours,

/s/ Timothy O’Brien for
Gregory Sichenzia